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                                                     Filed by webMethods, Inc.
                                                          pursuant to Rule 425
                                              under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                                       Subject Company:  Active Software, Inc.

                                                 Commission File No. 000-26367


The following is the textual rendition of a slide presentation about the proposed merger announced by webMethods, Inc. and Active Software, Inc. to be made to a group of market analysts on May 25, 2000 by Phillip Merrick, President and Chief Executive Officer of webMethods, Inc, Mary Dridi, Chief Financial Officer of webMethods, Inc. and R. James Green, Chief Executive Officer and Chairman of the Board of Active Software, Inc. See below to find out where you can find additional information.

                             SLIDE PRESENTATION

SLIDE 1:

                     webMethods Acquires Active Software

                        Defining Business Integration

SLIDE 2:

                        Defining Business Integration

- Acquisition accelerates business integration over the Internet

  -    In 1996, Active Software defined EAI, Enterprise Application Integration
  -    In 1997, webMethods defined B2Bi, Business-to-Business Integration
  -    In 2000, webMethods and Active Software combine to define Business
       Integration

- Acquisition changes the landscape of e-business infrastructure

  - Offering a single infrastructure to unite a company's internal business processes and integrate across trading networks

  - webMethods offers first complete solution for end-to-end business integration to Global 2000 companies

  - Solving integration challenges by eliminating the need for multiple integration vendors


SLIDE 3:

             Complete Internal and External Business Integration

Graphic:  Your Global 2000 Company

         The graphic is divided into two dark rectangular planes. The space on the left side of the graphic is labeled Internal Business Processes; the space on the right is labeled Trading Network. In the center of the space depicting Internal Business Processes, on the plane labeled TCP/IP Network, is the webMethods cog representing webMethods Business Integration Solutions. Emanating from the cog are seven lit paths with arrows pointing toward and away from the central cog. Six of the paths have graphics on them labeled as follows from top right to bottom left: Legacy/Mainframe Systems; Packaged Front Office and Back

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Office Systems; Any ERP System; E-Commerce Systems; Relational Database Systems;
Custom Applications; and Other. The seventh path crosses over to the space labeled Trading Network, where it breaks into seven distinct paths on the plane labeled Internet. Each of the seven paths has a graphic at its end labeled as follows running clockwise from top left to bottom left: Supplier Using Legacy Mainframe; Buyer Using Any ERP System; Supplier Using EDI; B2B Marketplace;
Buyer Using ODBC Database; Application Service Provider, Supplier with XML website. Arrows point both toward these graphics and away from the graphics back toward the center cog in the Internal Business Processes space.

         Beneath the graphic is the following caption: "webMethods software solutions fully address the integration requirements of Global 2000 companies and industry trading exchanges, both within the enterprise and across business-to-business (B2B) trading networks."

         The Active Software logo is at the bottom left of the slide and the webMethods logo is on the bottom right of the slide.


SLIDE 4:

                              Corporate Synergies

-   Creates overnight the largest pure-play integration solutions vendor
     -     Revenue run rate of almost $100M
     -     350 Blue Chip customers worldwide
     -     Total staff size of nearly 600
     -     Strong both internationally and in US
     -     Unbeatable partnerships:  SAP, Ariba, Commerce One, i2 and Hewlett
           Packard

-   Will create extraordinary shareholder value over the long-term
     -     Domination of a large market - IDC estimates $11.6B market by 2003
     -     Only player with all the pieces
     -     Terrific self-reinforcing momentum as market leader
     -     Opportunity to build an extremely large company


SLIDE 5:

                              Corporate Synergies
                                  (continued)

- Product lines already are integrated
     -     Combined sales force can sell total solution immediately
- Combining extraordinary talent and knowledge of two top tier organizations
- Complementary customer base


SLIDE 6:

                              Analyst Validation

- "This deal represents the integration of two vendors that have solid positions in the two sides of the application integration market...Gartner believes this business combination will result in a company large enough to claim achievement of the critical mass required to support B2B initiatives of any size."

     -     Gartner Group, May 22, 2000

- "The purchase fuses together internal and external infrastructure for e-business. webMethods specializes in software that links two or more companies' systems together; Active connects the internal systems of a company. Both are vital pieces of trading exchanges and the e-business

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     economy, as no Business community Integration (BCI) strategy can be carried out today without external and internal integration. Now webMethods can offer all that in one stop."

     -     AMR Research

- "This acquisition brings together two infrastructure leaders whose software solutions fully address the integration requirements of Global 2000 companies and industry trading exchanges, both within the enterprise and across business-to-business (b-to-b) trading networks."

     -     Current Analysis, May 23, 2000

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Investors and security holders of both webMethods and Active Software are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. webMethods and Active Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint
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proxy statement/prospectus and such other documents may also be obtained from
webMethods or Active Software by directing such requests to the companies.

webMethods and its officers and directors may be deemed to be participants in the solicitation of proxies from webMethods' stockholders with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in webMethods' Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on November 19, 1999 and declared effective by the Securities and Exchange Commission on February 10, 2000. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from webMethods.
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Active Software and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Active Software with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in Active Software's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Active Software.
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